Exhibit 12.1

Predecessor

Ratio of Earnings to Fixed Charges

	2000	2001	2002	1/1/2003 - 5/16/2003
Income before income taxes	85,667	75,615	92,746	56,861
Rental expense	287	286	300	125
Interest expense	20,455	22,230	21,419	7,634

Total earnings	106,409	98,131	114,465	64,620

Fixed charges:
Interest expense	20,455	22,230	21,419	7,634
Rental expense	287	286	300	125

Total fixed charges	20,742	22,516	21,719	7,759

Ratio of earnings to fixed charges	5.13	4.36	5.27	8.33

Boardwalk Pipelines, LLC

Ratio of Earnings to Fixed Charges

	5/17/2003- 12/31/2003	2004	Three Months Ended March 31, 2004	Three Months Ended March 31, 2005
Income before income taxes	37,555	81,158	43,073	62,842
Rental expense	161	146	33	250
Interest expense	19,414	29,997	7,833	14,722

Total earnings	57,130	111,301	50,939	77,814

Fixed charges:
Interest expense	19,414	29,997	7,833	14,722
Rental expense	161	146	33	250

Total fixed charges	19,575	30,143	7,866	14,972

Ratio of earnings to fixed charges	2.92	3.69	6.48	5.20